82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

October 13, 2004

04045776

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 13, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Administration

/kn
enclosure

dlw 10/27

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

October 13, 2004
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Receives Government Approval for Preparation of Permits on Kenieba Nord Diamond Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange AFR), is very pleased to announce that a Malian Government committee, consisting of members from 16 ministries, has given its authorisation for the preparation of the important Convention d'Etablissement and Arrete de la Miniere permits for the 1063 sq. km Kenieba Nord diamond concession located in western Mali, West Africa.

The Kenieba Nord diamond concession covers 12 known kimberlites. Diamonds have been discovered in 5 of these kimberlites. Diamonds of 0.08, 0.44, 0.80 and 6.01 carats have been found in the North Cirque kimberlite, and 15 microdiamonds have been found in Pipe 117. The kimberlites range in size from 0.2 to 44 hectares. Some have had relatively little work done on them. In addition, 7 diamonds, ranging in size from 34 to 232 carats, have been found in alluvium or stream deposited sediments within the concession.

Once the permits have been prepared and signed, the Company plans a 2-part program. The first part will consist of fully testing the known kimberlites for diamonds and diamond indicator minerals to determine whether the conditions of each kimberlite at the time of emplacement were favorable for the occurrence and preservation of diamonds. The second part will consist of a search for new kimberlites and the source of the alluvial diamonds. A budget designed to implement the above program is estimated by Carl G. Verley, P.Geo, who is an independent qualified person as defined by National Instrument 43-101, to cost $500,000.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director